

November 22, 2017

Michael T. Redman
President and Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

> **Re: Oncolix, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed November 14, 2017**
> **File No. 000-55545**

Dear Mr. Redman:

We have reviewed your amendment and the November 14, 2017 response and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 2 to Form 8-K filed November 14, 2017

Directors and Executive Officers, page 43

1. Please expand the biographical information provided for Messrs. Youkey and Zajicek to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K. In addition, we note that Mr. Redman signs your Registration Statement on Form S-1 as Chief Financial Officer. To the extent Mr. Redman holds the title of Chief Financial Officer, please revise the table and his biographical information in this section as well as the signature page to reflect this title.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard , Esq.